DSTRBRPT



17010918

83-6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
ARS 1,000,000,000 Fixed Rate Notes due 24 October 2018
by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 20 October 2017

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Argentine Peso ("ARS") 1,000,000,000 Fixed Rate Notes due 24 October 2018 of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorised by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 20 October 2017 (together, the "Offering Circular").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 20 October 2017 (the "Purchaser's Confirmation") provided by J.P Morgan Securities plc ("J.P. Morgan") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement"), J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.17%	N/A	99.17%
Total	ARS 991,700,000[1]	N/A	ARS 991,700,000[1]

[1] Payable in U.S. dollars in the amount of USD 57,059,838.90.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of the legal advisers of the Bank, the fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except any definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, the cost of listing the Notes and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a) The Deed of Covenant dated 3 July 2012.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c) (i) The Programme Agreement dated 3 July 2012.*
(ii) The Purchaser's Confirmation dated 20 October 2017.
(iii) The Agency Agreement dated 3 July 2012.*

(d) (i) The Offering Circular dated 3 July 2012.*
(ii) The Pricing Supplement dated 20 October 2017.

---

* Previously filed with the Securities and Exchange Commission on 17 July 2012.

J.P.Morgan

20 October 2017

To: European Bank for Reconstruction and Development

Attention: Keita Suzumura

Dear Sirs,

European Bank for Reconstruction and Development
ARS 1,000,000,000 Fixed Rate Notes due 24 October 2018 (the "Notes")
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary, Steen & Hamilton LLP, legal advisors to the Issuer in connection with the necessary United States filing;

(c) the upfront fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii) The provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 will not apply in relation to this issue of Notes.

The net proceeds of the issue are ARS 991,700,000.00 (payable in USD in the amount of USD 57,059,838.90) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: J.P. Morgan Securities plc

By: 

Authorised signatory

Pricing Supplement

20 October 2017

European Bank for Reconstruction and Development
ARS 1,000,000,000 Fixed Rate Notes due 24 October 2018 (the "Notes") issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012. This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		Argentine Peso ("**ARS**"), the lawful currency of the Republic of Argentina, *provided that* all payments in respect of the Notes will be made in United States dollars ("**USD**") subject to the provisions set out in the Annex hereto
2	Nominal Amount:		ARS 1,000,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		24 October 2017
5	Issue Price:		99.17 per cent. of the Nominal Amount
6	Maturity Date:		24 October 2018, subject to the provisions set out in the Annex hereto
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination:		ARS 10,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary

	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		24 October 2017
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	20.00 per cent. per annum, equal to ARS 2,000.00 per Specified Denomination (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD subject to the provisions set out in the Annex hereto
	(b)	Fixed Interest Dates:	Maturity Date, subject to adjustment in accordance with the Business Day Convention specified below and the provisions set out in the Annex hereto
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360, unadjusted
	(f)	Business Day Convention:	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and, for the avoidance of doubt, Buenos Aires shall be the principal business centre. London and New York City shall be additional business centres
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and, for the avoidance of doubt, Buenos Aires shall be the principal business centre. London and New York City

			shall be additional business centres, subject to the provisions set out in the Annex hereto
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount per Specified Denomination (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100.00 per cent. per Specified Denomination, subject to the provisions set out in the Annex hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in the Annex hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of the Dealer:	J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Additional selling restrictions:	Argentina: The Notes have not been and will not be registered for public offering under Argentine law No. 17,811, as amended, and accordingly, the Notes may not be publicly advertised, offered or sold within the Republic of Argentina.

31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	170576799
	ISIN Code:	XS1705767991
	CUSIP Number:	Not Applicable
34	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market of the London Stock Exchange
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "**Redenomination Clause**"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
36	Additional Information:	The provisions set out in the Annex shall apply to the Terms and Conditions in accordance herewith
37	Total Commissions:	Not Applicable

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the Regulated Market of the London Stock Exchange of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 24 October 2017 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: .... CB KS

Duly Authorised Officer

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 24 October 2017 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be ARS 991,700,000.00 but payable in USD in the amount of USD 57,059,838.90) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	ARS 991,700,000.00 (which, for the avoidance of doubt, will be paid in USD in the amount of USD 57,059,838.90)
(iii)	Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	21.004 per cent. per annum. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

ANNEX

Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and the Final Redemption Amount, as applicable, per Specified Denomination will be payable in USD on the Early Redemption Date (if any) or the Maturity Date, as applicable, and determined by the Calculation Agent as follows, on the corresponding Valuation Date:

Specified Denomination / ARS Reference Rate on the applicable Valuation Date rounded to the nearest USD with USD 0.5 being rounded up

The Fixed Interest Amount per Specified Denomination will be payable in USD on the Fixed Interest Date and determined by the Calculation Agent as follows, on the corresponding Valuation Date:

ARS 2,000 / ARS Reference Rate on the applicable Valuation Date rounded to the nearest USD with USD 0.5 being rounded up

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Early Redemption Amount, the Final Redemption Amount and Fixed Interest Amount payable on the Early Redemption Date (if any) or the Maturity Date or the Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than four Business Days prior to the Early Redemption Date or Maturity Date and/or relevant Fixed Interest Date, as applicable).

If the ARS Reference Rate is not available for any reason on Bloomberg page <ARS MAEM> <CURRENCY>or on any successor page or on the web site of the EMTA (www.mae.com.ar/mercados/forex/default.aspx) is unavailable on any Valuation Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer, the Noteholders and the Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of:

(i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists; and

(ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below) or the Postponed Early Redemption Date (as defined below), as the case may be.

If on the thirtieth day following determination of the occurrence of a Price Source Disruption Event the ARS Reference Rate (or successor pages) is still unavailable then the ARS Reference Rate shall be the EMTA ARS Indicative Survey Rate.

If the EMTA ARS Indicative Survey Rate is not published or available on the relevant Valuation Date, the ARS Reference Rate shall be the average of such firm quotes (expressed as the number of ARS per one USD) from the Reference Dealers (as defined below) as the Calculation Agent is able to obtain for the sale of ARS and the purchase of USD at or about 1.00 p.m. Buenos Aires time on the applicable Valuation Date for settlement two Buenos Aires Business days thereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply.

If none, or only one, of the Reference Dealers provides such a firm quote the Calculation Agent will determine the ARS Reference Rate (or a method for determining the ARS Reference Rate) in good faith and in a commercially reasonable manner.
For the avoidance of doubt, if the Postponed Early Redemption Date, Postponed Fixed Interest Date or Postponed Maturity Date is not a Business Day, then such date (as applicable) shall occur on the next following Business Day.

For the purposes of these provisions:

"**ARS Reference Rate**" means in respect of a Valuation Date, the ARS/USD exchange rate in respect of such Valuation Date, expressed as the amount of ARS per one USD, determined by the Calculation Agent by reference to the ARS MAE (ARS05). The "**ARS MAE**" or "**ARS 05**" each means the Argentine Peso/U.S. Dollar Specified Rate for U.S. Dollars, expressed as the amount of Argentine Pesos per one U.S. Dollar, for settlement on the same day, as published both on Bloomberg page <ARS MAEM> <CURRENCY> and on MAE web site (www.mae.com.ar/mercados/forex/default.aspx) at approximately 1:00 p.m. (Buenos Aires time), or as soon thereafter as practicable, on such Valuation Date, provided that the ARS Reference Rate found on the MAE's website shall prevail in case of conflict with the ARS/USD rate appearing on Bloomberg page <ARS MAEM> <CURRENCY>.;

"**Buenos Aires Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Buenos Aires, Argentina;

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City and Buenos Aires;

"**Calculation Agent**" means JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 9;

"**EMTA ARS Indicative Survey Rate**" or "**ARS 04**" each means, with respect to a Valuation Date, the Argentine Peso/U.S. Dollar Specified Rate for U.S. Dollars, expressed as the amount of Argentine Pesos per one U.S. Dollar, for settlement on the same day, as published on EMTA's web site (www.emta.org) at approximately 1:00 p.m. (Buenos Aires time), or as soon thereafter as practicable, on such Valuation Date. The EMTA ARS Indicative Survey Rate shall be calculated by EMTA (or a service provider EMTA may select in its sole discretion) pursuant to the EMTA ARS Indicative Survey Methodology (which means a methodology, dated as of January 2, 2003, as amended from time to time, for a centralized industry-wide survey of financial institutions that are active participants in the Argentine Peso/USD markets for the purpose of determining the EMTA ARS Indicative Survey Rate);

"**Postponed Early Redemption Date**" means the thirtieth day following the originally scheduled Early Redemption Date, (if any);

"**Postponed Fixed Interest Date**" means the thirtieth day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the thirtieth day following the originally scheduled Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/ARS exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"**Valuation Date**" means in respect of the Maturity Date, the Fixed Interest Date, the Postponed Fixed Interest Date, the Early Redemption Date, the Postponed Early Redemption Date and the Postponed Maturity Date, the date that is five Business Days prior to each such date, as applicable.